UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

For July 27, 2006

Commission File No. 000-30668

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth; P.O.B 266

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7): ____

Indicateby check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by reference herein is the Registrants notice of its 2006 Second Quarter Results release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 27, 2006	Nova Measuring Instruments Ltd (the "Registrant") By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail: Ehud@gkir.com
http://www.nova.co.il	Kenny@gkir.com

NOVA MEASURING INSTRUMENTS 2006 SECOND QUARTER RESULTS RELEASE

Conference Call Scheduled for August 3rd, 2006 at 11am EDT

REHOVOTH, Israel – 27 July 2006 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), a worldwide leader in the development, design and production of integrated process control systems in the semiconductor manufacturing industry, announced that it will release its second quarter 2006 results on Thursday, August 3rd, 2006 before the US markets open. It will also host a conference call to discuss those results on August 3rd, 2006, at 11:00 am EDT.

On the call, Dr. Giora Dishon, President & CEO, and Mr. Dror David, CFO, will review and discuss the second quarter results and other business developments, and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Numbers: 1-866-652-8972
U.K. Dial-in Number: 0-800-917-4613
ISRAEL Dial-in Number: 03-918-0610
INTERNATIONAL Dial-in Number: +972-3-918-0610
At:
11:00 a.m. Eastern Time
8:00 a.m. Pacific Time
6:00 p.m. Israeli Time

For those unable to participate in the conference call, there will be a replay available for one month from Sunday, August 6th, 2006 on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems for the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s web site is www.nova.co.il.